UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Washington Mutual, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

939322 103

(CUSIP Number)

Clive D. Bode

Vice President

TPG Capital, L.P.

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

(817) 871-4000

Copy to:

Benet J. O’Reilly, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006
212-225-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 939322 103

1.	Names of Reporting Persons TPG Advisors VI, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 285,714,285 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 285,714,285 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 285,714,285 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2% (1)
14.	Type of Reporting Person (See Instructions) CO

(1) The calculation of the foregoing percentage is based on 1,762,485,000 shares of Issuer Common Stock (as defined herein) outstanding, which is the sum of (i) 1,058,827,858 shares of Issuer Common Stock outstanding as of April 30, 2008, as reported in the Issuer’s Form 10-Q filed on May 12, 2008, (ii) 227,748,571 shares of Issuer Common Stock issued upon automatic conversion of Series T Preferred Stock (as defined herein) on June 30, 2008, (iii) 418,765,714 shares of Issuer Common Stock issued upon automatic conversion of Series S Preferred Stock (as defined herein) on June 30, 2008 and (iii) 57,142,857 shares of Issuer Common Stock underlying the Warrants (as defined herein) (See Item 5).

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CUSIP No. 939322 103

1.	Names of Reporting Persons TPG Olympic Advisors, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 285,714,285 (see Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 285,714,285 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 285,714,285 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2% (2)
14.	Type of Reporting Person (See Instructions) CO

(2) The calculation of the foregoing percentage is based on 1,762,485,000 shares of Issuer Common Stock outstanding, which is the sum of (i) 1,058,827,858 shares of Issuer Common Stock outstanding as of April 30, 2008, as reported in the Issuer’s Form 10-Q filed on May 12, 2008, (ii) 227,748,571 shares of Issuer Common Stock issued upon automatic conversion of Series T Preferred Stock on June 30, 2008, (iii) 418,765,714 shares of Issuer Common Stock issued upon automatic conversion of Series S Preferred Stock on June 30, 2008 and (iii) 57,142,857 shares of Issuer Common Stock underlying the Warrants (See Item 5).

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CUSIP No. 939322 103

1.	Names of Reporting Persons David Bonderman I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,478,095 (see Item 5)
	8.	Shared Voting Power 285,714,285 (see Item 5)
	9.	Sole Dispositive Power 1,478,095 (see Item 5)
	10.	Shared Dispositive Power 285,714,285 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 287,192,380 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.3% (3)
14.	Type of Reporting Person (See Instructions) IN

(3) The calculation of the foregoing percentage is based on 1,762,485,000 shares of Issuer Common Stock outstanding, which is the sum of (i) 1,058,827,858 shares of Issuer Common Stock outstanding as of April 30, 2008, as reported in the Issuer’s Form 10-Q filed on May 12, 2008, (ii) 227,748,571 shares of Issuer Common Stock issued upon automatic conversion of Series T Preferred Stock on June 30, 2008, (iii) 418,765,714 shares of Issuer Common Stock issued upon automatic conversion of Series S Preferred Stock on June 30, 2008 and (iii) 57,142,857 shares of Issuer Common Stock underlying the Warrants (See Item 5).

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CUSIP No. 939322 103

1.	Names of Reporting Persons James G. Coulter
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (see Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 376,226 (see Item 5)
	8.	Shared Voting Power 285,714,285 (see Item 5)
	9.	Sole Dispositive Power 376,226 (see Item 5)
	10.	Shared Dispositive Power 285,714,285 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,090,511 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2% (4)
14.	Type of Reporting Person (See Instructions) IN

(4) The calculation of the foregoing percentage is based on 1,762,485,000 shares of Issuer Common Stock outstanding, which is the sum of (i) 1,058,827,858 shares of Issuer Common Stock outstanding as of April 30, 2008, as reported in the Issuer’s Form 10-Q filed on May 12, 2008, (ii) 227,748,571 shares of Issuer Common Stock issued upon automatic conversion of Series T Preferred Stock on June 30, 2008, (iii) 418,765,714 shares of Issuer Common Stock issued upon automatic conversion of Series S Preferred Stock on June 30, 2008 and (iii) 57,142,857 shares of Issuer Common Stock underlying the Warrants (See Item 5).

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Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, no par value (“Issuer Common Stock”), of Washington Mutual, Inc., a Washington corporation (“WaMu” or the “Issuer”). The address of the principal executive office of the Issuer is 1301 Second Avenue, Seattle, Washington 98101.

Item 2. Identity and Background

This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): TPG Advisors VI, Inc., a Delaware corporation (“Advisors VI”), TPG Olympic Advisors, Inc., a Delaware corporation (“Olympic Advisors”), David Bonderman and James G. Coulter. The business address of each of the Reporting Persons is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The principal business of each of Advisors VI and Olympic Advisors is serving as the sole ultimate general partner of related entities engaged in making investments in securities of public and private companies, including, with respect to Advisors VI, TPG Partners VI, L.P., a Delaware limited partnership (“Partners VI”) and, with respect to Olympic Advisors, Olympic Investment Partners, L.P., a Delaware limited partnership (“Olympic Partners” and, together with Partners VI, the “TPG Funds”).

Advisors VI is the general partner of TPG GenPar VI, L.P., a Delaware limited partnership, which in turn is the general partner of Partners VI. Olympic Advisors is the general partner of TPG Olympic GenPar, L.P., a Delaware limited partnership, which in turn is the general partner of Olympic Partners.

Through the TPG Funds, and as described in greater detail in Item 5, (i) each of Advisors VI and Olympic Advisors may be deemed to beneficially own 285,714,285 shares of Issuer Common Stock reported herein, (ii) David Bonderman, together with the shares he beneficially owns either directly or indirectly through other entities, may be deemed to beneficially own 287,192,380 shares of Issuer Common Stock reported herein and (iii) James G. Coulter, together with the shares he beneficially owns either directly or indirectly through other entities, may be deemed to beneficially own 286,090,511 shares of Issuer Common Stock reported herein.

The present principal occupation of David Bonderman is Chairman of the Board and President of each of Advisors VI and Olympic Advisors and other affiliated entities.

The present principal occupation of James G. Coulter is director and Vice President of each of Advisors VI and Olympic Advisors and other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of each of Advisors VI and Olympic Advisors are listed on Schedule I.

Each of David Bonderman, James G. Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons (“Joint Filing Agreement”) relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Investment Agreement (as defined below), (i) on April 11, 2008, Partners VI acquired 822,857 shares of Issuer Common Stock and 28 shares of Series T Contingent Convertible Perpetual Non-Cumulative Preferred Stock (“Series T Preferred Stock”), which, pursuant to their terms, converted into 320,000 shares of Issuer Common Stock on June 30, 2008 and (ii) on April 21, 2008, Olympic Partners acquired 19,900 shares of Series T Preferred Stock, which, pursuant to their terms, converted into 227,428,571 shares of Issuer Common Stock on June 30, 2008, for an aggregate purchase price of $1,999,999,998.75 (the “Purchase Price”). Pursuant to the Investment Agreement, in connection with the above purchase, each of Partners VI and Olympic Partners received a warrant certificate (each, a “Warrant” and, together with Issuer Common Stock and Series T Preferred Stock, the “Securities”) with an issue date of April 11, 2008 and April 14, 2008, respectively, providing the right to acquire 285,714 and 56,857,143 shares, respectively, of Issuer Common Stock. The Purchase Price was funded by equity contributions of the limited partners of Partners VI and Olympic Partners, respectively.

References to and descriptions of the Investment Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement.

Item 4. Purpose of Transaction

The information set forth or incorporated in Item 3 and Item 6 is incorporated herein by reference.

The TPG Funds acquired the Securities of the Issuer as described above (the “Investment”) for investment purposes. The Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer. On April 7, 2008, the Reporting Persons, certain of their affiliates, certain non-affiliated limited partners of Olympic Partners and the Office of Thrift Supervision entered into the Rebuttal of Rebuttable Determination of Control Under Part 574 (the “Rebuttal of Control Agreement”), substantially in the form required by OTS regulations under 12 C.F.R. Part 574. Under the Rebuttal of Control Agreement, unless approved by the Office of Thrift Supervision to act otherwise, the Reporting Persons are obligated not to:

•	Seek or accept representation of more than one member of the board of directors of the Issuer;
•

Have or seek to have any representative serve as the chairman of the board of directors, or chairman of an executive or similar committee of the Issuer’s board of directors or as president or chief executive officer of the Issuer;

•	Engage in any intercompany transaction with the Issuer or the Issuer’s affiliates;
•	Propose a director in opposition to nominees proposed by the management of the Issuer for the board of directors of the Issuer, other than as permitted above;
•

Solicit proxies or participate in any solicitation of proxies with respect to any matter presented to the stockholders of the Issuer other than in support of, or in opposition to, a solicitation conducted on behalf of management of the Issuer;

•	Do any of the following, except as necessary solely in connection with the performance of duties by the Reporting Persons’ representative as a member of the Issuer’s board of directors:
(a)

Influence or attempt to influence in any respect the loan and credit decisions or policies of the Issuer, the pricing of services, any personnel decisions, the location of any offices, branching, the hours of operation or similar activities of the Issuer;

(b)	Influence or attempt to influence the dividend policies and practices of the Issuer or any decisions or policies of the Issuer as to the offering or exchange of any securities;
(c)	Seek to amend, or otherwise take action to change, the bylaws, articles of incorporation, or charter of the Issuer;
(d)	Exercise, or attempt to exercise, directly or indirectly, control or a controlling influence over the management, policies or business operations of the Issuer; or
(e)	Seek or accept access to any non-public information concerning the Issuer; or

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•

Assist, aid or abet any of the Reporting Persons’ affiliates or associates that are not parties to the Rebuttal of Control Agreement to act, or act in concert with any person or company, in a manner which is inconsistent with the terms of the Rebuttal of Control Agreement or which constitutes an attempt to evade the requirements therein.

Subject to the limitations imposed by the Investment Agreement (including the initial lock-up period) and the Rebuttal of Control Agreement, the Reporting Persons may seek to dispose of their Securities of the Issuer (including, without limitation, distributing some or all of such securities to such Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject further to market conditions and other investment considerations. To the extent permitted by the Investment Agreement and the Rebuttal of Control Agreement, each Reporting Person may directly or indirectly acquire additional shares of Issuer Common Stock or associated rights or securities exercisable for or convertible into Issuer Common Stock, depending upon an ongoing evaluation of its investment in Issuer Common Stock and securities exercisable for or convertible into Issuer Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted under the Investment Agreement and the Rebuttal of Control Agreement, the Reporting Persons may engage in discussions with the management, board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Other than as described above, each of the Reporting Persons reports that neither the Reporting Person nor, to such Reporting Person’s knowledge, any of the other persons named in Schedule I hereto, currently has any plan or proposal that relates to, or may result in, any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Reference to and description of the Investment Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the agreement.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b). Except as otherwise indicated, the following disclosure assumes that 1,762,485,000 shares of Issuer Common Stock are outstanding, which is the sum of (i) 1,058,827,858 shares of Issuer Common Stock outstanding as of April 30, 2008, as reported in the Issuer’s Form 10-Q filed on May 12, 2008, (ii) 227,748,571 shares of Issuer Common Stock issued upon automatic conversion of Series T Preferred Stock on June 30, 2008, pursuant to its terms, as described below, (iii) 418,765,714 shares of Issuer Common Stock issued upon automatic conversion of Series S Contingent Convertible Perpetual Non-Cumulative Preferred Stock (“Series S Preferred Stock”) on June 30, 2008, and (iii) 57,142,857 shares of Issuer Common Stock underlying the Warrants, as described below.

Through the TPG Funds, (i) each of Advisors VI and Olympic Advisors may be deemed to beneficially own 285,714,285 shares of Issuer Common Stock reported herein, (ii) David Bonderman, together with the shares he beneficially owns either directly or indirectly through other entities, as described below, may be deemed to beneficially own 287,192,380 shares of Issuer Common Stock reported herein and (iii) James G. Coulter, together with the shares he beneficially owns either directly or indirectly through other entities, as described below, may be deemed to beneficially own 286,090,511 shares of Issuer Common Stock reported herein.

As of June 30, 2008, as a result of both the consummation of the Investment Agreement with respect to Partners VI on April 11, 2008 and the receipt of all regulatory and shareholder approvals, the last of which was the

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receipt of shareholder approvals at the meeting of the Issuer’s shareholders on June 24, 2008, Partners VI directly holds (i) 1,142,857 shares of Issuer Common Stock, including 320,000 shares of Issuer Common Stock which were issued on June 30, 2008 upon automatic conversion of 28 shares of Series T Preferred Stock held by Partners VI, and (ii) a Warrant that is presently exercisable to acquire 285,714 shares of Issuer Common Stock, collectively representing approximately 0.1% of the outstanding shares of Issuer Common Stock. As described in greater detail in Item 2 above, through its affiliation with Partners VI, Advisors VI may be considered the beneficial owner of the Issuer Common Stock directly owned by or underlying the Warrant directly owned by Partners VI reported herein.

As of June 30, 2008, as a result of both the consummation of the Investment Agreement with respect to Olympic Partners on April 21, 2008 and the receipt of all regulatory and shareholder approvals, the last of which was the receipt of shareholder approvals at the meeting of the Issuer’s shareholders on June 24, 2008, Olympic Partners directly holds (i) 227,428,571 shares of Issuer Common Stock, which were issued on June 30, 2008 upon automatic conversion of 19,900 shares of Series T Preferred Stock held by Olympic Partners, and (ii) a Warrant that is presently exercisable to acquire 56,857,143 shares of Issuer Common Stock, collectively representing approximately 16.1% of the outstanding shares of Issuer Common Stock. As described in greater detail in Item 2 above, through its affiliation with Olympic Partners, Olympic Advisors may be considered the beneficial owner of the Issuer Common Stock directly owned by or underlying the Warrant directly owned by Olympic Partners.

As described in greater detail in Item 2 above, David Bonderman and James G. Coulter are directors, officers and sole shareholders of Advisors VI and Olympic Advisors. Therefore, Messrs. Bonderman and Coulter may be deemed to be the beneficial owners of the 285,714,285 shares of Issuer Common Stock directly held or underlying the Warrants directly held in the aggregate by the TPG Funds, which represent approximately 16.2% of the outstanding shares of Issuer Common Stock.

In addition, Mr. Bonderman directly holds 1,240,294 shares of Issuer Common Stock, and may be considered to have beneficial ownership over 237,801 shares of Issuer Common Stock as follows: (i) 191,637 of the shares of Issuer Common Stock held in escrow for the benefit of Keystone Holdings Partners, L.P. (“KH Partners”), over which voting rights have been granted to Mr. Bonderman, who is a limited partner of KH Partners, (ii) 45,714 of the shares of Issuer Common Stock held in escrow for the benefit of KH Partners, over which voting rights have been granted to another of its limited partners, KH Group Management, Inc., of which Mr. Bonderman is the president and sole shareholder and (iii) 450 shares directly held by Bonderman Family, L.P., whose general partner is wholly owned by Mr. Bonderman. As such, together with the indirect beneficial ownership of the shares of Issuer Common Stock directly held by and underlying the Warrants directly held by the TPG Funds that Mr. Bonderman may be considered to hold, Mr. Bonderman may be deemed to beneficially own 287,192,380 shares of Issuer Common Stock, representing approximately 16.3% of the outstanding shares of Issuer Common Stock.

Mr. Coulter directly holds 328,768 shares of Issuer Common Stock, and may be considered to have beneficial ownership over 47,458 of the shares of Issuer Common Stock held in escrow for the benefit of KH Partners, over which voting rights have been granted to Mr. Coulter, who is a limited partner of KH Partners. As such, together with the indirect beneficial ownership of the shares of Issuer Common Stock directly held by and underlying the Warrants directly held by the TPG Funds that Mr. Coulter may be considered to hold, Mr. Coulter may be deemed to beneficially own 286,090,511 shares of Issuer Common Stock, representing approximately 16.2% of the outstanding shares of Issuer Common Stock.

As a result of the consummation of the Investment Agreement and the receipt of all necessary regulatory approvals and shareholder approvals thereunder, the last of which was the receipt of shareholder approvals on June 24, 2008, the Reporting Persons may be deemed to have acquired shared voting and investment power over 285,714,285 shares of Issuer Common Stock. The Reporting Persons have the interests in the Issuer Common Stock set forth in Items 7, 8, 9 and 10 of the relevant cover pages of this Schedule 13D. Prior to June 24, 2008, Series T Preferred Stock was not convertible into Issuer Common Stock and the Warrants were exercisable to acquire Series T Preferred Stock only.

Reference to and description of the Investment Agreement set forth in this Item 5 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement.

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(c) Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the Securities of the Issuer.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities of the Issuer referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated herein by reference.

Investment Agreement

On April 7, 2008, the TPG Funds entered into an Investment Agreement with the Issuer (the “Investment Agreement”), pursuant to which the TPG Funds acquired the Securities of the Issuer in exchange for the Purchase Price. Pursuant to undertakings made in the Investment Agreement, a special meeting of the Issuer’s shareholders was held on June 24, 2008, at which the Issuer’s shareholders (A) approved the conversion of the Series T Preferred Stock into, and exercise of the Warrants for, Issuer Common Stock for purposes of Section 312.03 of the NYSE Listed Company Manual, and (B) amended the Issuer’s Articles of Incorporation to, among other things, increase the number of authorized shares of Issuer Common Stock to at least such number as shall be sufficient to permit the full conversion of the Series T Preferred Stock into, and exercise of the Warrants for, Issuer Common Stock (the “Shareholder Approvals”).

The Investment Agreement includes, among other provisions, the following terms:

Representations and Warranties. Customary representations and warranties were made by the Issuer to the TPG Funds relating to the Issuer, its business and the issuance of Issuer Common Stock, Series T Preferred Stock and the Warrants. The Issuer agreed to indemnify the TPG Funds for breaches of its representations and warranties in certain circumstances.

Board Representation. Partners VI is entitled to nominate one person to be elected or appointed to the Issuer’s board of directors, subject to satisfaction of all legal and governance requirements regarding service as a director of the Issuer and to the reasonable approval of the Governance Committee of the Issuer’s board of directors. (Mr. Bonderman, Partners VI’s initial nominee, was elected to the board of directors of the Issuer on April 15, 2008, and was also appointed to the Finance and Corporate Development Committees of the board of directors). After such appointment, so long as the TPG Funds beneficially own at least 2% of the outstanding shares of Issuer Common Stock (including, for this purpose, shares of Issuer Common Stock issuable upon conversion of the Series T Preferred Stock and exercise of the Warrants acquired under the Investment Agreement), the Issuer will be required to recommend to its shareholders the election of Partners VI’s board representative at the Issuer’s annual meeting, subject to satisfaction of all legal and governance requirements regarding service as a director of the Issuer and to the reasonable approval of the Governance Committee of the Issuer’s board of directors. Partners VI’s board representative will be appointed to the Human Resources Committee of the board of directors at such board representative’s option (to date, the option has not been exercised). In addition to the foregoing, Partners VI has the right to designate a non-voting board observer to attend all meetings of the Issuer’s board of directors. (Larry Kellner was designated as the initial non-voting board observer).

Transfer Restrictions. The TPG Funds are prohibited from transferring any Securities acquired under the Investment Agreement, except as follows: following the 18-month anniversary of the closing of the transactions contemplated by the Investment Agreement, each TPG Fund may transfer 1/18th of the Securities owned by such investor per month (except that the investors are entitled to transfer any non-transferred portion of that

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1/18th amount during any later period). Except for transfers pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) or a registered underwritten offering, each TPG Fund must reasonably believe that any transferee in any such transfer would not own more than 4.9% of Issuer Common Stock after that transfer unless the shares are being transferred to a person such TPG Fund reasonably believes would upon such purchase be eligible to file a Schedule 13G in respect thereof. The transfer restrictions described above terminate on the third anniversary of the closing date.

Price Reset. In the event that, within 18 months of the closing of the transactions under the Investment Agreement, the Issuer (i) sells more than $500 million of Issuer Common Stock or other equity-linked securities at a per share price less than $8.75, or (ii) the Issuer engages in a change of control transaction wherein the implied value of Issuer Common Stock is less than $8.75 per share, upon the occurrence of each such event the Issuer is required to pay to the TPG Funds an amount sufficient to compensate them for the dilution suffered by the TPG Funds as a result of the above-described transactions.

Registration Rights. The Issuer has granted the TPG Funds customary registration rights, including “shelf” registration rights which may be exercised to execute sales during trading windows, demand registration rights and “piggy-back” registration rights, with respect to the Securities purchased by them under the Investment Agreement. These registration rights become effective upon the expiration of the transfer restrictions noted above.

Standstill Agreement. For so long as the TPG Funds hold, on an as-converted basis, not less than 5% of the total outstanding Issuer Common Stock (counting as shares of Issuer Common Stock owned by the TPG Funds, all shares of Issuer Common Stock into which the Warrants are exercisable), the TPG Funds and their affiliates are prohibited from acquiring additional Issuer Common Stock, other than as a result of the exercise of any rights set forth in the Investment Agreement, if the acquisition of the additional Issuer Common Stock would result in the TPG Funds and their affiliates owning 15% or more of the total outstanding Issuer Common Stock. Additionally, the TPG Funds and their affiliates are prohibited from taking certain actions that seek to gain control of the Issuer without the consent of the Issuer’s board of directors.

In connection with the transactions contemplated by the Investment Agreement, the Issuer agreed to pay TPG Capital, L.P. approximately $50 million, which amount is intended to reimburse the TPG Funds for the expenses incurred in connection with such transactions.

Description of Series T Preferred Stock

With the receipt of the Shareholder Approvals on June 24, 2008, shares of Series T Preferred Stock became automatically convertible into shares of Issuer Common Stock on June 30, 2008. As a result, on June 30, 2008, pursuant to its terms and conditions, Series T Preferred Stock held by the TPG Funds was converted into 227,748,571 shares of Issuer Common Stock.  The conversion price of the Series T Preferred Stock was $8.75 per share. The terms and conditions of the Series T Preferred Stock are contained in the Articles of Amendment to the Issuer’s Amended and Restated Articles of Incorporation relating to the Series T Preferred Stock, the form of which is attached as Exhibit A to the Investment Agreement.

In connection with the transactions contemplated by the Investment Agreement, the Issuer agreed to pay TPG Capital, L.P. approximately $50 million, which amount is intended to reimburse the TPG Funds for the expenses incurred in connection with such transactions.

 Description of the Warrants

Pursuant to the Investment Agreement, the Issuer issued to the TPG Funds the Warrants which, as of June 24, 2008, are exercisable to acquire shares of Issuer Common Stock.  The following is a summary of certain terms and conditions of the Warrants as contained in the Warrant Certificate, the form of which is attached as Exhibit B to the Investment Agreement.

Exercise of Warrants. The Warrants entitle the TPG Funds to, upon exercise of such Warrants in the manner described below, acquire a total of 57,142,857 shares of Issuer Common Stock. After receipt of the Shareholder Approvals and certain regulatory approvals, the Warrants have become exercisable by the holders thereof to purchase shares of Issuer Common Stock at any time, in whole or in part, until the fifth anniversary of the issuance of such Warrants.

Exercise Price of the Warrants. The exercise price of the Warrants is $10.06 per share of Issuer Common Stock.

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Anti-Dilution Provisions. If prior to the date that is 18 months after the date of issuance of the Warrants, (i) the Issuer issues or sells, or agrees to issue or sell, more than $500 million of equity or equity-linked securities, other than certain permitted issuances, for consideration per share less than the Applicable Price (as defined below), or (ii) there occurs any Fundamental Change (as defined below) relating to the Issuer in which the price of the underlying security is less than the Applicable Price, then the exercise price of the Warrants in effect immediately prior to each such issuance or sale will immediately be reduced to the price of the securities in such issuance, sale or Fundamental Change, as applicable. In that event, the number of shares of Issuer Common Stock issuable upon the exercise of the Warrants will be increased to the number obtained by dividing (x) the product of (1) the number of shares of Issuer Common Stock issuable upon the exercise of the Warrants before that adjustment and (2) the exercise price in effect immediately prior to the issuance, sale or Fundamental Change giving rise to this adjustment, by (y) the new exercise price determined in accordance with the immediately preceding sentence. “Applicable Price” means the greater of (A) the greater of the market price per share of outstanding Issuer Common Stock on (i) the date on which the Issuer issues or sells any Issuer Common Stock and (ii) the first date of the announcement of such issuance, sale or Fundamental Change and (B) $8.75. The exercise price is also subject to customary anti-dilution adjustments.

Fundamental Change. Upon the occurrence of a “Fundamental Change,” which is defined in the Warrants as certain events pertaining to a change of control or liquidation of the Issuer, the holder of Warrants may cause the Issuer to purchase the Warrant, in whole or in part, at the higher of (i) the fair market value of the Warrants and (ii) a valuation based on a computation of the option value of the Warrant using a Black-Scholes methodology. Payment by the Issuer to the holders of the Warrants of the purchase price will be due upon the occurrence of the Fundamental Change. At the election of the Issuer, all or any portion of the purchase price may be paid in cash or in common stock valued at the market price of a share of common stock as of (A) the last trading day prior to the date on which this payment occurs or (B) the first date of the announcement of a Fundamental Change (whichever is less), so long as the payment does not cause the Issuer to fail to comply with applicable NYSE requirements or other regulatory requirements. To the extent that a payment in Issuer Common Stock would cause the Issuer to fail to comply with NYSE rules or the other regulatory requirements, once the maximum number of shares of Issuer Common Stock that would not result in the contravention of such requirements has been delivered, the remainder of such purchase price may be paid in the form of cash or other equity securities having a fair market value equal to the value of the shares of common stock that would have been issued to the holders of the Warrants absent the limitations described above.

References to the Investment Agreement and Exhibits A and B thereto set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of each such document.

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Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits
1.

Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic Advisors, Inc., David Bonderman and James G. Coulter.

2.

Investment Agreement, dated as of April 7, 2008, between Washington Mutual Inc. and Olympic Investment Partners, L.P. and TPG Partners VI, L.P. (incorporated by reference to Exhibit 101 to Washington Mutual, Inc.’s Current Report on Form 8-K filed April 11, 2008).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TPG ADVISORS VI, INC.

By: /s/ Clive D. Bode Clive D. Bode Vice President

TPG OLYMPIC ADVISORS , INC.

By: /s/ Clive D. Bode Clive D. Bode Vice President

David Bonderman

By: /s/ Clive D. Bode Clive D. Bode, on behalf of David Bonderman (5)

James G. Coulter

By: /s/ Clive D. Bode Clive D. Bode, on behalf of James G. Coulter (6)

Dated: July 3, 2008

(5) Clive D. Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated August 31, 2006, which was previously filed with the Securities and Exchange Commission (“Commission”) as an exhibit to a Form 4 (SEC File No.: 001-32875) filed by Mr. Bonderman on March 1, 2007.

(6) Clive D. Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated August 31, 2006, which was previously filed with the Commission as an exhibit to a Form 4 (SEC File No.: 001-32927) filed by Mr. Coulter on March 1, 2007.

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SCHEDULE I

The names of the directors and the names and titles of the executive officers of Advisors VI and Olympic Advisors and their principal occupations are set forth below. Each occupation set forth opposite an individual’s name refers to each of Advisors VI and Olympic Advisors, and each individual is a United States citizen.

Name	Position	Address
David Bonderman	Chairman of the Board, President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
James G. Coulter	Director, Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
John E. Viola	Vice President, Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Clive D. Bode	Vice President, Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Jonathan J. Coslet	Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
Thomas E. Reinhart	Vice President	301 Commerce Street Suite 3300 Fort Worth, TX 76102
David Reintjes	Chief Compliance Officer, Assistant Secretary	301 Commerce Street Suite 3300 Fort Worth, TX 76102
G. Douglas Puckett	Assistant Treasurer	301 Commerce Street Suite 3300 Fort Worth, TX 76102

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INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
1.

Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act, dated as of July 3, 2008, by and among TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors IV, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors II, Inc., Tarrant Advisors, Inc., Tarrant Capital Advisors, Inc., TPG Asia Advisors II, Inc., TPG Asia Advisors V, Inc., TPG Olympic Advisors, Inc., David Bonderman and James G. Coulter.

2.

Investment Agreement, dated as of April 7, 2008, between Washington Mutual Inc. and Olympic Investment Partners, L.P. and TPG Partners VI, L.P. (incorporated by reference to Exhibit 101 to Washington Mutual, Inc.’s Current Report on Form 8-K filed April 11, 2008).

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